Via EDGAR and FedEx

June 13, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief – Legal

Jan Woo, Attorney Adviser

Ryan Rohn, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Re:	MassRoots, Inc.

Draft Registration Statement on Form S-1

Submitted April 23, 2014

CIK No. 0001589149

Ladies and Gentlemen:

On behalf of MassRoots, Inc. (the “Company”), we are writing to respond to the comments raised in the letter, dated May 20, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission, on a confidential basis, on April 23, 2014 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and publicly filed the Registration Statement with the Commission. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement. In response to certain comments, we are providing the requested materials to you supplementally.

General

Comment 1.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.
Response:	In response to your comment, the Company has revised the Registration Statement to update the financial statements to include unaudited financial statements as of March 31, 2014, as well as updated disclosures throughout the Registration Statement pursuant to Rule 8-08 of Regulation S-X.
Comment 2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.
Response:	In response to your comment, the Company states that it has not presented any written communications to any potential investors in reliance on Section 5(d) of the Securities Act. In addition, there have been no research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

Comment 3.	With respect to all third-party statements in your prospectus, such as from ArcView, IDC and Gartner, please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.
Response:	In response to your comment, the Company is supplementally providing you with copies of the relevant portion of the industry research reports (“Cited Reports”), with the applicable portion highlighted per your request, which are cited throughout the Registration Statement. Per your instruction, the Company is supplementally providing an excel spreadsheet entitled “MassRoots S-1 Citations” which specifies the applicable page/paragraph of the Registration Statement, the corresponding fact asserted in the Registration Statement and cross reference to the applicable Cited Report to support such asserted fact. The statement “Moreover, of 78% participants aged 35 and below voted in support of recreational adult-use, setting the trend for years to come” on page 20 of the Registration Statement has been revised to state as follows “Moreover, of 67% participants under the age of 30 voted in support of recreational adult-use, setting the trend for years to come”, and is supported by the applicable Cited Report. No reports were prepared for the Company or in connection with the offering.
Comment 4.	We note that you are offering 100% of the outstanding common stock in addition to the common stock underlying the debentures and warrants that were issued in March 2014. Please provide an analysis as to why you believe this is not a primary offering by the company.
Response:	The Compliance and Disclosure Interpretations (“CD&I”) published by the Commission outlines a six factor test to determine whether a secondary offering is a disguised primary offering by an issuer of securities; these factors include (i) the length of time that each of the selling security holders has held their respective shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by the selling security holders of their respective shares of common stock of the Company, (iii) the relationship between the selling security holders and the Company, (iv) whether the selling security holders are in the business of underwriting securities, (v) the amount of shares being registered, and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the Company.
Although the Registration Statement covers 100% of the outstanding common stock of the Company, these securities were acquired by investors for the purpose of investment and not with an intent to distribute as represented by such investors in the applicable subscription documents. Additionally we point to the following factors which support the fact that any offering pursuant to the Registration Statement is a secondary offering and not a disguised primary offering:
•	The length of time the selling security holders have held or will hold the securities before being able to resell. Approximately 71% of the shares held by the selling security holders were purchased prior to January 2, 2014 and approximately 98% prior to March 31, 2014. Assuming the Registration Statement is declared effective in July 2014 and the Company is able to achieve a listing of its common stock on the OTC Bulletin Board within the next three months, six and nine months will have passed before 71% and 98%, respectively, of the offered shares will be eligible for public resale. This period is approaching the Commission’s Rule 144 one-year holding period for presumptively excluding non-affiliates from “underwriter” status. During this period, the selling security holders have held an illiquid stock with no provision for re-pricing their investment based on future events. This indicates that the selling security holders have clearly acquired their shares with investment intent and borne the risk of their investment.

Further, 59% of the selling security holders are prohibited by the Plan of Reorganization in offering their shares for public resale until the earlier of (1) March 24, 2015 or (2) the date that the full outstanding balance of the Debentures has been satisfied. In addition, each of the Debentures, the Debenture Warrants, the Common Stock Warrants, and Consulting Warrants contain a provision which prevent the Company from effecting the conversion or exercise of the respective debenture or warrant, to the extent that, as a result of such conversion or exercise, the holder beneficially owns more than 4.99%, in the aggregate, of the issued and outstanding shares of the Company's common stock. These provisions will only serve to increase the length of time which many of the selling security holders will hold their respective shares of common stock.

•	The relationship of the selling security holders to the Company. The Company will not receive any proceeds received in the offering by the selling security holders. The holders of approximately 40% of the shares registered for resale (of which approximately 22% are currently issued shares of common stock) have no currently relationship to the Company. These holders conducted their purchases with the Company in arm’s length transactions.

•	The nature of the selling security holders and whether they are generally in the business of underwriting securities. The selling security holders are retail oriented investors or individuals and, to the Company’s knowledge, none of the investors are broker/dealers or in the business of underwriting securities.

•	Whether it appears the selling security holder is acting as a conduit for the Company. The Company has no agreement, arrangement or understanding with any of the selling security holders to act as a conduit for the Company.
Based on details outlined above in accordance with CD&I, we respectively believe that the Company is not conducting a primary offering but rather a secondary offering to be made on a resale basis by the bonafide security holders who bear the full economic burden and risk of their investment.

Prospectus Cover Page

Comment 5.	Please revise the prospectus cover page to disclose the number of shares of common stock that being offered which are currently outstanding and the number of shares of common stock that issuable upon the exercise of warrants or the conversion of debentures.
In response to your comment, the Company has revised the cover page of the prospectus included in the Registration Statement to disclose the number of shares of common stock that are being offered which are currently outstanding and the number of shares of common stock that are issuable upon the exercise or conversion of the Debentures, and Warrants. Please refer to the prospectus cover page.
Comment 6.	You state that the selling shareholders must sell their shares at the fixed price “[u]ntil a decision to seek a quotation if made. Please revise to state that the selling shareholders must sell at the fixed price until the shares are “quoted” on the OTCBB.
In response to your comment, the Company has revised the disclosure in the Registration Statement to state that the selling security holders must sell at the fixed price of $0.10 per share until the shares are “quoted” on the OTCBB.

Prospectus Summary, page 1

Comment 7.	Revise the prospectus to provide a description of the material terms of the reorganization that occurred on March 18, 2014. We note your brief description on page 29 but it is unclear what the purpose of the reorganization was or the effect on the company. Specifically, it is unclear whether the company undertook a stock split as part of this reorganization. If so, it appears that the share amounts throughout the prospectus need to be retroactively restated to give effect to any stock splits or other recapitalizations so that all share amounts in the filing are presented in the same manner.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement in respect of the Reorganization. Specifically, the Company added additional details regarding the reorganization within the section which has been retitled “THE REORGANIZATION AND PREVIOUS OFFERINGS.” Please see page 7 of the Registration Statement. The Company undertook the transactions contemplated by the Reorganization in preparation for the March 2014 Offering and to prepare for its future growth as a publicly traded entity.
Comment 8.	Please disclose in the first section of the prospectus summary that you have generated minimal revenues, that you have a net loss of $919,123 for the period from inception to December 31, 2013, that your auditors have issued a going concern opinion, and that you do not plan to implement monetization strategies until the MassRoots Inc.’s network grows into the millions.
Response:	In response to your comment, the Company has revised the disclosure in the prospectus summary of the Registration Statement. Specifically, the Company inserted the following text into the prospectus summary, "From the inception of MassRoots to December 31, 2013, we have incurred a net loss of $919,123 and our auditors have issued a going concern opinion. We do not plan on monetizing our network until we reach at least one million users and, as such, will have to raise additional capital to continue operations." Please see page 2 of the Registration Statement.
Comment 9.	Please provide support for your statement that “MassRoots is the Mobile Network for the Cannabis Community” suggesting that it is the only mobile network available for cannabis users. Define the term “Cannabis Community” and explain the basis for your claim that “MassRoots has created an essential component of cannabis consumers’ regular habits.”
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company changed the text, "MassRoots is the Mobile Network for the Cannabis Community," to "MassRoots is a mobile network for the cannabis community," in all occurrences in the Registration Statement. Additionally, the Company has removed the claim, "MassRoots has created an essential component of cannabis consumers' regular habits” and defined “cannabis community” to be the “individuals who engage in the use of cannabis which is permissible under state law.”
Comment 10.	Please provide supplemental support for your statement that the “rate at which MassRoots users connect and interact with each other is rare, significant, and will make for an extraordinarily difficult barrier to entry for competitors.” Provide any third party reports or research that may support your claims or revise the statement.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has removed the statement, "rate at which MassRoots users connect and interact with each other is rare, significant, and will make for an extraordinarily difficult barrier to entry for competitors." Please see pages 4 and 5 of the Registration Statement.
Comment 11.	Please provide quantitative context regarding your claim that MassRoots is “growing exponentially.” In this regard, disclose the parameters of the growth, the period during which you measured the growth rate and how the growth rate was computed.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement to remove the statement, “MassRoots is growing exponentially,” and replaced it with, "continues to grow." Please see page 3 of the Registration Statement.
Comment 12.	Please discuss briefly why you believe how your network provides a “semi-anonymous” experience to your users.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, on page 3 of the Registration Statement, the Company has inserted the following text into the "Semi-Anonymous" subsection of our section entitled “MassRoots’ Value Proposition to Users”:

“The MassRoots network is semi-anonymous in that it does not require a user's real name, email address or phone number to join; however, many users voluntarily provide this information so the network is not entirely anonymous.”

Comment 13.	Please revise your statements throughout the prospectus that the cannabis industry is “legal.” As you note on page 7, cannabis use and possession is illegal on a national level in the United States and permissible only under certain states with no guarantee that the federal government will not enforce its laws. Given the uncertain legal nature of the cannabis industry, revise your statements accordingly. We will not object if you describe your industry and business as permissible under certain state laws rather than stating that it is legal.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has made clear that its business is permissible only under the laws of certain states. Please see the disclosure beginning on page 4 and throughout the Registration Statement.
Comment 14.	Please use concise, self-explanatory descriptive terms rather than specialized vocabulary such as “emoji-support” and “activity feed.” The summary is subject to the plain English requirements of Rule 421(d) of Regulation C and should be readily understood by persons not already familiar your business.
Response:	In response to your comment, the Company has revised the disclosure throughout the Registration Statement to use concise, self-explanatory, descriptive terms rather than specialized vocabulary. For example, specialized vocabulary terms such as “emoji-support” and “activity feed” have been replaced by “symbol support (such as smiley faces)” and “a news feed to show their friends' activity on the network”, respectively, to ensure understanding by persons not familiar with the Company’s business.

Emerging Growth Company, page 3

Comment 15.	Please state your election under Section 107(b) of the Jumpstart Our Business Startups Act.
•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.
Response:	In response to your comment, the Company has revised the disclosure in the section entitled “Emerging Growth Company“ to include the following statement: “We have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.” Please see page 5 of the Registration Statement.

The Offering

The March 2014 Offering and Registration Rights, page 4

Comment 16.	Please revise to provide a materially complete discussion of the transactions in which the selling shareholders acquired the securities being offered in this prospectus. In this regard, for each transaction, you should disclose the number of shares that were issued in addition to the dollar amount paid and the number of shareholders who purchased shares. You should also disclose the conversion terms of the debentures, the exercise terms of the warrants and the number of common stock shares underlying those convertible securities.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has disclosed, for the Original Offering and March 2014 Offering, the number and type of securities that were issued, in addition to the dollar amount paid for the securities, and the number of investors who purchased such securities. The Company has also revised the Registration Statement to disclose the conversion terms of the Debentures, the exercise terms of the Debenture Warrants, Common Stock Warrants, and Consulting Warrants and the number of shares of common stock underlying such securities. Please the revised disclosure on page 7 of the Registration Statement.

Risk Factors, page 6

Comment 17.	If you intend to be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies, please consider adding a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. In this regard, you will not be subject to the proxy rules, Section 16 short-swing profit provisions, beneficial ownership reporting, and the bulk of the tender offer rules. Further, revise your statement on page 42 that you will be required to proxy statements with the SEC.

Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has deleted reference to the proxy statement requirement noted by the Commission and added the following Risk Factor to page 19 of the Registration Statement:

We are not a fully reporting company under the Securities Exchange Act of 1934, as amended, and thus subject only to the reporting requirements of Section 15(d).

Until our common stock is registered under the Exchange Act, we will be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act. Section 15(d) of the Exchange Act requires issuers to file periodic reporting with the SEC when they have issued any class of securities for which a registration statement was filed and became effective pursuant to the Securities Act of 1933, as amended. The purpose of Section 15(d) is to ensure that investors who buy securities in registered offering are provided with the same information on an ongoing basis that they would receive if the securities they purchased were listed on a securities exchange or the issuer were otherwise subject to periodic reporting obligations. However, companies that are only required to report under Section 15(d), are not subject to some of the Exchange Act reporting requirements. For example, companies that are only required to report under Section 15(d) are not subject to the short-swing profit reporting requirements, the beneficial ownership reporting requirements, the institutional investor reporting rules and the third-party tender offer rules. Additionally, shareholders in a company that is only required to report under Section 15(d) are not entitled to the benefits of the Exchange Act’s proxy rules.

The reporting obligations under Section 15(d) are automatically suspended when: (i) any class of securities of the issuer reporting under Section 15(d) is registered under Section 12 of the Exchange Act; or (ii) at the beginning of the issuer’s fiscal year, other than the year in which the registration statement became effective, the class of securities covered by the registration statement is held of record by fewer than 300 persons. In the latter case, the Company would no longer be subject to periodic reporting obligations so long as the number of holders remains below 300 unless we file a registration statement with the Securities and Exchange Commission under Section 12 of the Securities Act. Management of the Company, however, fully intends to file on an ongoing basis all periodic reports required under the Exchange Act, as well as all beneficial ownership reporting requirements under Section 16 of the Exchange Act.

Comment 18.	Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has added the Risk Factor disclosed in the response to Comment 17. Please see page 19 of the Registration Statement.
Comment 19.	Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of your officers and directors and disclose the number of hours that each of the officers will devote to the business. In this regard, you state that Isaac Dietrich currently serves as the President of RoboCent, Inc.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has added the following Risk Factor to page 11 of the Registration Statement:

Conflicts of interest may arise from other business activities of our directors and officers.

Several of our officers and directors are engaged in business activities outside of MassRoots that may cause conflicts of interest to arise. Our Chief Executive Officer, Isaac Dietrich, is also the President of RoboCent, Inc. (“RoboCent”), a political technology company. Per RoboCent's bylaws, it is party and cause-agnostic, meaning RoboCent is retained by candidates of both parties that may be supportive or opposed to cannabis legalization. While RoboCent is not currently retained by any campaigns or political action committees directly related to cannabis legalization, it is possible for it to be retained by committees seeking to pass or defeat cannabis legalization initiatives. Mr. Dietrich is no longer involved in the day-to-day operations of RoboCent, nor is he involved RoboCent's client relations. Mr. Dietrich spends less than one hour per week on RoboCent-related matters and spends 40+ hours per week on MassRoots-related work.

Our Chief Financial Officer, Jesus Quintero, is also the CFO of Brazil Interactive Media, Inc. We currently do not have any agreements with Brazil Interactive Media, Inc. Mr. Quintero spends roughly 10 hours per week on MassRoots-related work.

Our independent director, Tripp Keber, is the Managing Partner of Dixie Elixirs & Edibles (“Dixie”), a cannabis edibles brand in Colorado. Dixie is one of MassRoots' partners in beta-testing advertising strategies; however, there is not currently a financial relationship between the two companies.

Our other independent director, Ean Seeb, is also a partner at Denver Relief Consulting LLC. In this capacity, he advises dispensaries and other cannabis-related companies on regulatory compliance, dispensary operations and marketing. His seat on the MassRoots Board of Directors may cause other cannabis-related consulting agencies and competitors to Denver Relief Consulting LLC's clients to be hesitant to advertise with MassRoots. Potential conflicts of interest may arise from Ean Seeb's position as Chairman of the National Cannabis Industry Association (“NCIA”), the leading trade group of the cannabis industry. While MassRoots has been in agreement with the NCIA's decisions and actions to date, we cannot guarantee conflicts will not arise in the future.

Stewart Fortier, our director and our Chief Technology Officer, Tyler Knight, our Chief Marketing Officer, and Hyler Fortier, our Chief Operating Officer, are not currently involved in any business outside of MassRoots and devote 100% of their time towards MassRoots-related matters.

Comment 20.	Add a separate risk factor that discusses the legal implications and consequences of operating a website that will be available to all internet users. Address whether your website has the capability to exclude users of your site in jurisdictions where cannabis use is not permitted or by classes of people, such as minors, gangs, cartels or criminal enterprises. Discuss the problems with providing a vehicle for marketing a product in states where it is illegal. Also discuss the risk of enforcement from federal law enforcement, from states that do not permit cannabis use or possession, and from states that prohibit marketing and promoting to minors and others.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has added the following Risk Factor to page 12 of the Registration Statement:

Operating a network open to all internet users may result in legal consequences.

Our Terms and Conditions clearly state that our network and services are only to be used by users who are over 18 years old and located where the use of cannabis is permissible under state law and only in a manner which would be permissible under the applicable state law. However, it is impractical to independently verify that all activity occurring on our network fits into this description. As such, we run the risk of federal and state law enforcement prosecution, especially if our network is used in states where cannabis is not permitted under state law; by gangs, cartels, or criminal enterprises; and/or by minors.

We have taken several steps which attempt to prevent the use of our network in manners which violate our Terms and Conditions. For example, we have an aggressive content reporting review policy to remove any content which violates our Terms and Conditions. Any business seeking to advertise on MassRoots will be required to provide a copy of their state license to operate. Further, Google Play Marketplace and the iOS App Store, our primary distribution channels, only allow users that are 18 years of age and older to download our app. We will be introducing a system that automatically flags any posts for review, removal, and possible account suspension that includes certain words such as "gun" or "acid”, as well as temporarily suspending any profiles which include in their description an age under that of the minimum legal age in the user’s respective state. We are also considering adding to our verification process a step that requires a user to share their location so that it can be verified that they are in a legal state. However, we cannot guarantee that our current or future systems will be sufficient to prevent illegal activity from being posted on our network.

Although the Obama Administration has effectively stated that it is not an efficient use of resources to direct Federal law enforcement agencies to prosecute those following state laws allowing for the use and distribution of medical and recreational cannabis, there can be no assurance that the administration will not change its stated policy and begin enforcement of the Federal laws against us or our users. Additionally, there can be no assurance that we will not face criminal prosecution from states where the use of cannabis is permitted for the use of cannabis in ways which do not fall under the state law. Finally, even if we attempt to prevent the use of our product in states where cannabis use is not permitted under state law, use of our app by those in such states may still occur and state authorities may still bring an action against us for the promotion of cannabis related material by those residing in such states.

We may require additional capital to support business growth..., page 6

Comment 21.	It appears that you will need to raise additional capital within 12 months in order to continue your business operations. Please disclose the minimum dollar amount of funding you require to conduct operations for a minimum period of one year in this risk factor and in the Management’s Discussion and Analysis section. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company’s financial condition and the likelihood it will be able to pursue its business plan.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has added the following Risk Factor to page 12 of the Registration Statement:

We will need to raise additional capital to continue its operations over the coming year.

We anticipate the need to raise an additional $500,000 to fund our operations through the end of the second quarter of 2015. We expect to use these cash proceeds, in addition to the capital on hand, primarily to accelerate our user growth, implement consumer-facing features to boost engagement, develop and market a self-service advertising portal for cannabis-related businesses, and remain in full legal and accounting compliance with the SEC. We cannot guarantee that we will be able to raise these required funds or generate sufficient revenue to remain operational. In connection with the March 2014 Offering, we issued the $0.40 Warrants and the $0.001 Consulting Warrants. The exercise of the $0.40 Warrants and the $0.001 Consulting Warrants would result in approximately $1,904,050 to be provided to MassRoots for general corporate expenditures. However, we cannot guarantee that the $0.40 Warrants and the $0.001 Consulting Warrants will be exercised before MassRoots runs out of operational capital.

Comment 22.	Consider adding a separate risk factor discussing the uncertainties regarding your intention not to pursue monetization strategies until the MassRoots, Inc.’s network grows into the millions.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has added the following Risk Factor to page 12 of the Registration Statement:

Our Monetization Strategy is Dependent on Many Factors Outside our Control.

We do not plan to aggressively pursue a monetization strategy until we reach one million users. There is no guarantee we will reach one million users nor is there any guarantee that businesses will want to advertise on our platform. Furthermore, our competitors may introduce more advanced advertising portals that deliver a greater value proposition to cannabis related businesses over the coming months. For example, Google, Facebook and Twitter may decide to allow cannabis-related advertising on their platforms, significantly increasing the competitive environment. Users may stop using our products for many reasons, including the addition of advertising, preventing any monetization from occurring. The development of our advertising platform may take longer than expected and cost more money than projected. Dispensaries may not have credit or bank cards due to banking regulations, which could significantly increase the cost and time required for us to generate revenue. All these factors individually or collectively may preclude us from effectively monetizing our business.

New platform features or changes to existing platform features..., page 6

Comment 23.	Please explain in the filing the products and services that are currently being beta tested by 10-20 companies and that you intend to release to the business community. Focus on the products and services that you reasonably anticipate will have the most significant impact on you. More fully describe the steps that must be taken to finalize the development of the proposed products or services and to initiate any manufacturing and commercialization activities with respect thereto.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has added a subsection entitled "Development of Products and Services for the Business Community" to the "Description of Business" section. Please see page 32 of the Registration Statement.

We are classified as an “emerging growth company” as well as a “smaller reporting company”..., page 11

Comment 24.	You state that in the even that you cease being an emerging growth company but are still considered a smaller reporting company, the disclosure requirements applicable to you will increase. Please explain the increased disclosure requirements to which you believe you will be subject.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has disclosed the following under the Risk Factor entitled “We are classified as an ‘emerging growth company’ as well as a ‘smaller reporting company’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.”:

Should we cease to be an “emerging growth company” but remain a “smaller reporting company”, we would be required to: (1) comply with new or revised US GAAP accounting standards applicable to public companies, (2) comply with new Public Company Accounting Oversight Board requirements applicable to the audits of public companies, and (3) to make additional disclosures with respect to related party transactions, namely Item 404(d).

Please see page 20 of the Registration Statement.

Note Concerning Forward-Looking Statements, page 12

Comment 25.	We note your reference to Section 27A of the Securities Act and the statement that your filing contains forward-looking statements within the meaning of the statute. Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, MassRoots, Inc. is not eligible to rely on the statutory safe harbor for forward-looking statements. Please revise.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has removed reference to Section 27A of the Securities Act and any statement that the filing contains forward-looking statements within the meaning of the Securities Act. Please see page 21 of the Registration Statement.

Description of Business

Definitions of Key Metrics, page 18

Comment 26.	Please disclose whether Monthly Active Users reflects unique users who access the company’s apps and websites at least once a month. Also, explain how you avoid double-counting users who access the website using different electronic devices.
Response:	On April 30, 2014, at Facebook's F8 Conference, Parse, Inc. (“Parse”) announced it was implementing an improved analytics platform for applications built using its services. As these metrics are compiled by a third party and are becoming an industry-standard, MassRoots decided to begin implementing Parse's analytics platform immediately and to thereafter rely on Parse's metrics for key usage statistics.

We are still in the process of implementing Parse's analytics platform and as Parse's methods to determine usage are compiled in a different manner than MassRoots' previously-used methods, there would be a small, but still material, discrepancy in usage statistics. As such, we can only guarantee the accuracy of our total users, interactions, picture views and app opens at this time. We believe this still adequately discloses usage and growth to potential investors.

We anticipate having Parse's analytics platform fully implemented by the end of the second quarter and will be released with our second quarter financial results.

In response to your comment, we have updated the "Definition of Key Metrics" section in the Registration Statement with this information and all applicable references to our metrics. In response to the second part of your comment regarding double-counting users, "Users" is defined as every user who currently has an account with MassRoots and does not include users who have deleted their account. As such, users using different devices would sign in using the same account, preventing the double counting of users. Please see page 30 of the Registration Statement.

Sales and Distribution Channels, page 19

Comment 27.	Please explain whether the MassRoots app distributed though the iOS App Store and Google Play Marketplace is free to users or whether there is a charge.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has clarified in the section entitled “Sales and Distribution Channels” that MassRoots is distributed at no charge in the iOS App Store and Google Play Marketplace. Please see page 33 of the Registration Statement.

Market Conditions, page 20

Comment 28.	We note that your disclosure focuses on the laws that permit certain activity related to cannabis. Please revise to provide a balanced discussion of your market conditions by addressing the laws or conditions that could limit your business. For example, describe the impact of the government’s position that federal employees may not legally participate and the restrictions and prohibitions against cannabis use imposed by many private employers.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has added a section entitled “Market Conditions that Could Limit Our Business” which is intended to provide a balanced discussion of our market conditions by discussing the laws or conditions that could limit our business. Please see page 34 of the Registration Statement.
Comment 29.	Please revise your description of The Cole Memo to accurately reflect the guidance regarding marijuana related financial crimes by the U.S. Department of Justice. In this regard, the memo does not appear to instruct U.S. Attorneys to “respect the will of voters in Colorado, Washington, and any future states that legalize the adult-use and medical-use of cannabis.” Rather, the memo clearly states that the guidance does not alter in any way the Department of Justice’s “authority to enforce federal law, including federal laws relating to marijuana, regardless of state law.”
Response:	In response to your comment, the Company has updated the description of the Cole Memo to accurately reflect its guidance by making clear that the guidance does not alter in any way the Department of Justice’s “authority to enforce federal law, including federal laws relating to marijuana, regardless of state law.” Please see page 37 of the Registration Statement.

Government Regulation, page 21

Comment 30.	We note your disclosure that you have implemented a content and account review program to ensure compliance with your terms and conditions, but it appears that you should alert investors that there is no assurance that you will be able to comply with the guidance in the Cole Memo or other laws and regulations. In this regard, we note that you rely on user reports to detect violations or illegal activity and the company does not appear to independently verify the legality of activities facilitated by or conducted on the website.
Response:	In response to your comment, the Company has updated the section entitled “Government Regulation” to state, "we cannot provide assurance that our actions are in full compliance with the, 'Cole Memo,' or any other applicable laws or regulations.” Please see page 37 of the Registration Statement.

Market Conditions, page 20

Comment 31.	Please provide support for your statement on page 20 that Dr. Sanjay Gupta “fully endors[es]” the medical benefits of marijuana reversing his previous opposition.

Alternatively, revise the statement so that the claim more precisely describes Dr. Gupta’s position. Provide supplemental support for the disclosure.

Response:	In response to your comment, the Company is supplementally providing you Cited Report 2.1, which discussed Dr. Sanjay Gupta’s reversal of his previous opposition to medicinal cannabis, and Cited Report 2.2 which highlights the airing of the Dr. Sanjay Gupta special, “Weed 2: Cannabis Madness: Dr. Sanjay Gupta Reports.” During the airing of the special, Dr. Sanjay Gupta expressly endorsed the medical benefits of marijuana and reversed his prior opinion on marijuana. In addition, the Company has revised the disclosure to state “Dr. Sanjay Gupta, CNN’s Chief Medical Correspondent, released a high-profile documentary supporting the medical benefits of cannabis, in certain cases reversing his previous opposition.” Please see page 34 of the Registration Statement.
Comment 32.	Please provide support for your statement that the “Legal Marijuana Markets” are one of the two fastest growing industries in the world. Discuss the basis of this conclusion and any related assumptions or limitations.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has removed any claim that the legal marijuana market is one of the two fastest growing industries in the world; the Company has instead disclosed that the legal marijuana market is a “rapidly growing industry” which the Company believes is supported by the evidence cited in the Registration Statement.

Directors, Executive Officers, Promoters and Control Persons, page 23

Comment 33.	According to the signature page of the registration statement, Issac Dietrich, the Chairman of the Board and Chief Executive Officer, also serves as the principal financial officer. Please revise to include all positions in which Mr. Dietrich serves. Also, it appears that Mr. Dietrich does not have an accounting background. Consider adding a risk factor in this regard.
Response:	Effective May 1, 2014, the Company retained Jesus Quintero as its Chief Financial Officer. The Company has added the necessary disclosure to the Registration Statement by adding him to the section entitled “DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”, as well as disclosing his potential conflicts of interest in the Risk Factor added in response to your comment 19 above. Mr. Jesus Quintero has also signed the Registration Statement in his capacity as Chief Financial Officer.

Description of Securities, page 28

Comment 34.	Please revise to provide a reasonably detailed description of the rights and preferences of the Series A preferred stock, including but not limited to, the right to dividend accrual, liquidation preference, and conversion rights. Disclose the amount of the securities that were issued and are currently outstanding. Also, consider whether a risk factor should be added discussing the impact of the rights of the preferred stockholder(s) and the resultant risk for common stockholders.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has added a description of the rights and preferences of the Series A preferred stock, including but not limited to, the right to dividend accrual, liquidation preference, and conversion rights and disclose the amount of the securities that were issued and are currently outstanding. Please see page 49 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 27

Comment 35.	It appears that the executive officers were granted option awards for the fiscal year ended December 31, 2013 but these options are not reflected in the beneficial ownership table on page 27. Please advise or revise accordingly.
Response:	On January 1, 2014, each executive officer exercised all of their outstanding options held at that time. As such, no options were outstanding as of the date of the beneficial ownership table.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 29

Comment 36.	Please provide more detail regarding your expenses for the period ended December 31, 2013. Disclose who provided the services and what services were received for preferred stock valued at $24,998, common stock valued at $195,412 and options valued at $612,387.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement within the “Results of Operations” section to provide detail on who provided the services and what services were received for preferred stock valued at $24,998, common stock valued at $195,412 and options valued at $612,387.

Financial Statements, page 34

Comment 37.	Your disclosure on page 29 indicates that you entered into a Plan of Reorganization on March 18, 2014. Please tell us your consideration of reflecting the components of this reorganization in your current financial statements. Refer to SAB Topic 4.C.
Response:	In response to your comment, the Company has reflected the components of the Plan of Reorganization in our current financial statements. The Company has also updated the Notes to Financial Statements accordingly.

Comment 38.	We note in your prospectus you disclose that you are in the development stage. Please label each of your financial statements as such. Refer to FASB ASC 915-205-45-4. In addition, please include the caption, “deficit accumulated during the development stage” within your Stockholders’ Equity section of your balance sheet on page 34. Refer to FASB ASC 915-205-45-2.
Response:	In response to your comment, the Company has labeled each of the financial statements as “A Development Stage Company”. The Company has included the caption “deficit accumulated during the development stage” with the stockholders’ equity section and added a “Development Stage Company” footnote as Note 7 in the Notes to the Financial Statements.

Statement of Operations, page 35

Comment 39.	Tell us your consideration of presenting your operating expenses line items by function.
Response:	The Company has presented its operating expenses by function as there was no other types of expense (e.g. selling expense or research and development expense) for the year-ended December 31, 2013. Therefore, operating expense consisted was split up by function to provide greater detail of each type of expenses.
Comment 40.	Please disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to FASB ASC 855-10-50-1.
Response:	The Company has evaluated subsequent events through the date its financial statements were issued on March 18, 2014 and disclosed as such in the Notes to the Financial Statements accordingly.

Signatures

Comment 41.	Please indicate the officer who is signing as the company’s principal accounting officer or controller. Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided. See Instructions 1 and 2 to the Signatures on Form S-1.
Response:	Effective May 1, 2014, the Company retained Jesus Quintero as its Chief Financial Officer. As such, Jesus Quintero has executed the Form S-1 in his official capacity as Chief Financial Officer.

Exhibits

Comment 42.	Please tell us whether you intend to file the Leak-Out Agreement with Dutchess, one of your principal shareholders, as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. If you do not intend to file the agreement, please provide the agreement to the staff supplementally.
Response:	In response to your comment, the Company has filed the Dutchess Leak-Out Agreement as Exhibit 10.13 pursuant to Item 601(b)(5) of Regulation S-K.

Exhibit 5.1

Comment 43.	Please revise the legality opinion to state the number of shares of common stock being registered that are currently outstanding, underlying the debentures, and underlying the warrants.
Response:	In response to your comment, the legality opinion has been reissued to include the number of shares of common stock being registered that are currently outstanding, underlying the debentures, and underlying the warrants, and the Company will re-file as an exhibit pursuant to Item 601(b)(5) of Regulation S-K.

If you have any questions relating to any of the foregoing, please contact Peter J. Gennuso of Thompson Hine LLP at (212) 908-3958.

Respectfully,

/s/ Peter J. Gennuso

Peter J. Gennuso

cc:

Isaac Dietrich